

Mail Stop 3628

April 11, 2007

Via Facsimile (212) 225-3999 and U.S. Mail

Arthur H. Kohn, Esq.
Cleary Gottleib Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Re: First Albany Companies Inc.
        Schedule TO-I filed March 28, 2007
        File No. 005-45559

Dear Mr. Kohn:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We may have additional comments after reviewing your responses to our comments. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

1.   The offer to exchange the Restricted Shares for the Stock Appreciation Rights appears to have been made in reliance on the Securities and Exchange Commission's March 21, 2001 exemptive order, entitled "Issuer Exchange Offers Conducted for Compensatory PurposesPlease give us your well reasoned legal analysis as to why the terms of your offer fit within the exemptive order. In your response, please address each of the following points:
        - Confirm that the issuer is eligible to use S-8, that the Restricted Shares were issued pursuant to a defined benefit plan, and that the SARs will be issued under a defined employee benefit plan; and
        - Explain why the prompt payment relief in the exemptive order should apply to the exchange of Restricted Shares for SARs, given that it is restricted by its

terms to the exchange of new options for existing options pursuant to the exemption contained in Rule 3(a)(9).

Summary Term Sheet, page 2

2.   Your disclosure on pages 3 and 13 seems to indicate that not all of the shares of common stock that may be issued pursuant to the exercise of Stock Appreciation Rights have been approved for issuance and registered. While we recognize security holders also have a right to receive cash upon exercise, please advise us whether or not all of the shares potentially issuable upon exercise of the Stock Appreciation Rights have been registered given the added potential for adoption of a new equity plan. In addition, please confirm that if the SARs cannot be granted under the new equity plan until the new equity plan is approved that all of the SARs required to be paid at offer expiration will be available under the 1999 and/or 2001 plans.

Conditions of the Offer, page 18

3.   Please revise the final paragraph of this section to state that you will make the determination with respect to the triggered condition prior to the expiration date, rather than to the completion date.

4.   We believe that the offer may be subject to a range of conditions, provided that they are not within the control of the offeror and stated with sufficient specificity to allow the tendering security holder to independently determine whether they have been triggered. In this regard, please clarify your language to explain what you mean when you say that you will not proceed with the offer if you determine that "any event has occurred that, in our reasonable judgment, makes it inadvisable to proceed with the offer."

5.   In the last paragraph in this section, the issuer explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the issuer decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise accordingly.

Information Concerning the Company, page 23

6.   Please provide the summary of financial information required by Item 1010(c) of Regulation M-A. See interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations. This information must be disseminated to security holders in a supplement to the tender offer.

7.   No federal securities law provision exists to enable the issuer to incorporate by reference any additional documents filed with the SEC between March 27, 2007 and the scheduled

or actual offer expiration date. Please revise to indicate, if true, that the issuer will amend the Schedule TO-I to include such documents to the extent required

8. Revise to include the correct SEC street address.

Forward Looking Statements…, page 24

9. The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to tender offers. Please revise to affirmatively state that forward looking statements made in connection with the offer have not been protected by the Act's safe harbor provisions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please amend your documents in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, we remind you that, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3267. You may also contact me via

Arthur H. Kohn, Esq.
Cleary Gottleib Steen & Hamilton LLP
Page 4

facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions